March 1, 2018

JPMorgan Trust IV

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to JPMIM or to reimburse each Fund listed on Schedule A for the time periods so indicated. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Funds’ business. In addition, the Funds may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM, as a Fund’s adviser and administrator hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds.

JPMIM understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

Accepted by: JPMorgan Trust IV

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTIV Fee Waiver Agreement

SCHEDULE A

	Agency Class	Institutional Class	Capital Shares	IM Shares
JPMorgan Institutional Tax Free Money Market Fund[1]	0.26%	0.21%	0.18%	0.16%

[1]	Expense limitation is in place until at least 6/30/19.